Exhibit 99.58

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO NEWSWIRE SERVICES IN THE UNITED STATES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAWS.

HIGH TIDE RESTRUCTURES $10.8 MILLION OF DEBT INTO AN INTEREST FREE DEBENTURE DUE IN 2025

●	Extends maturity of $10.8 million of Debt by over four years, from December 2020 to January 2025
●	Bolsters financial position by removing interest on the Debt over the four-year period
●	Reduces immediate debt overhang, allowing the Company to focus on growth and expansion

Calgary, AB, July 24, 2020 / CNW / − High Tide Inc. (“High Tide” or the “Company”) (CSE:HITI) (OTCQB:HITIF) (Frankfurt:2LY), an Alberta-based, retail-focused cannabis corporation enhanced by the manufacturing and wholesale distribution of smoking accessories and cannabis lifestyle products, is pleased to announce that it has successfully completed a restructuring (the “Debt Restructuring”) of approximately $10.8 million (the “Deferred Amount”) of the Company's outstanding debt held by a key industry investor (“Key Investor”) under an 8.5% senior unsecured convertible debenture issued in December 2018 (the “Original Debenture”). Pursuant to a debt restructuring agreement dated July 23, 2020 and entered into by the Company and the Key Investor (the “Debt Restructuring Agreement”), in consideration of the Company’s agreement to pay to the Key Investor certain structured installment payments (the “Structured Payments”) over a period of over approximately three years, beginning on November 1, 2021, the parties have agreed to amend the Original Debenture into a secured convertible debenture of the Company (the “Amended Debenture”) in the principal amount equal to the Deferred Amount. The Structured Payments, which start in November 2021, will be credited towards the Deferred Amount as a payment plan (and not as any bonus or interest to the Key Investor) and will have minimal impact on the Company’s cash flow. As part of the Debt Restructuring, the parties have also (i) extended the maturity date of the Amended Debenture to January 1, 2025, (ii) amended the conversion price such that the Deferred Amount is convertible into common shares of High Tide (“HITI Shares”) at a conversion price of $0.425 per HITI Share, and (iii) amended the interest provisions such that the Deferred Amount will not bear any interest until maturity, with the portion of the Deferred Amount outstanding on maturity bearing interest on and from the maturity date at a rate of 8.5% per annum. The Deferred Amount represents the largest portion of the Company’s outstanding debt held by a single creditor.

“This debt restructuring transaction increases High Tide’s financial flexibility and allows High Tide to focus on further building and expanding its business without an immediate debt overhang. Amid evolving market conditions, High Tide is in a strong position to continue delivering on its corporate objectives for 2020 and beyond. I am very happy to have negotiated and secured for High Tide the opportunity to achieve cash- flow positive returns and deliver long-term growth to its stakeholders before repayment begins. The Company is delighted to have the support of this key industry investor, which clearly understands High Tide’s vision and is willing to forgo interest over the four-year period to help High Tide in its expansion plan and goal of becoming the strongest Canadian cannabis retailer,” said Raj Grover, President, Chief Executive Officer and Director of High Tide.

The Company’s obligations under the Amended Debenture are secured by the assets of the Company and certain of its subsidiaries (the “Debtors”) pursuant to a subordinated security interest (ranking behind the senior creditors of the Debtors) granted in favour of the Key Investor and such other persons who may from time to time become a party to the security agreement entered into by the parties in connection with the Debt Restructuring. The Company intends to actively engage with all other debt holders to follow the lead of the Key Investor to extend maturities and enable the Company to continue focusing on its growth and expansion.

About High Tide Inc.

High Tide is a retail-focused cannabis company enhanced by the manufacturing and distribution of smoking accessories and cannabis lifestyle products. Its premier Canadian retail brand, Canna Cabana, spans 33 locations in Ontario, Alberta, and Saskatchewan, with additional locations under development across Canada. High Tide has been serving cannabis consumers for over a decade through its numerous lifestyle accessory enterprises including e-commerce platforms Grasscity.com and CBDcity.com, lifestyle and licensed entertainment brand manufacturer Famous Brandz, and its distribution divisions RGR Canada and Valiant Distribution.

High Tide's strategy as a parent company is to extend and strengthen its integrated value chain, while providing a complete customer experience and maximizing shareholder value. Key industry investors in High Tide include Aphria Inc. (TSX: APHA) (NYSE: APHA) and Aurora Cannabis Inc. (NYSE: ACB) (TSX: ACB).

For more information about High Tide Inc., please visit www.hightideinc.com and its profile page on SEDAR at www.sedar.com.

Forward-Looking Information

Certain statements in this news release are forward-looking information or forward-looking statements. Such information and statements, referred to herein as "forward-looking statements" are made as of the date of this news release or as of the date of the effective date of information described in this news release, as applicable. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (generally, forward-looking statements can be identified by use of words such as "outlook", "expects", "intend", "forecasts", "anticipates", "plans", "projects", "estimates", "envisages, "assumes", "needs", "strategy", "goals", "objectives", or variations thereof, or stating that certain actions, events or results "may", "can", "could", "would", "might", or "will" be taken, occur or be achieved, or the negative of any of these terms or similar expressions, and other similar terminology) are not statements of historical fact and may be forward-looking statements.

Such forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to assumptions relating to the ability of High Tide to execute on its business plan, the ability of High Tide to make timely payment of the Structured Payments, and the impact of current and future economic and market conditions on the business, assets, financial condition and results of operations of High Tide. High Tide considers these assumptions to be reasonable in the circumstances. However, there can be no assurance that any one or more of the government, industry, market, operational or financial targets as set out herein will be achieved. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements, or industry results, to differ materially from any results, performance or achievements expressed or implied by such forward-looking statements.

The forward-looking statements contained herein are current as of the date of this news release. Except as required by law, High Tide does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking statement, nor does it intend, or assume any obligation, to update or revise these forward-looking statements to reflect new events or circumstances. Any and all forward-looking statements included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this news release.

SOURCE High Tide Inc.

For further information, please contact Raj Grover, President & Chief Executive Officer of High Tide Inc.; Tel: (403) 770-9435; Email: Raj@HighTideInc.com; Web: www.HighTideInc.com.